SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) – 02.558.154/0001 -29

MANAGEMENT PROPOSAL FOR THE ALLOCATION OF THE RESULT FOR THE YEAR 2007

Dear Shareholders,

The Management of Tele Norte Celular Participações S.A. (“Company”) proposes that the allocation of the net income for the year 2007, in the amount of three million, one hundred ninety four thousand, four hundred twenty four reais and seven centavos (R$3,194,424.07) is carried out as follows:

1. Legal Reserve

In accordance with the provisions of article 193, of Law no. 6,404/76, it proposes to allocate five percent (5%) of the net income to the constitution of the Legal Reserve, in the amount of one hundred fifty nine thousand, seven hundred twenty one reais and twenty centavos (R$159,721.20) .

2. Proposal of dividends

In accordance with article 202 of Law no. 6,404/76 and articles 11 and 41 of the Company’s Bylaws, the Management proposes the payment of dividends in the amount of three million, one hundred ninety seven thousand, five hundred eighty seven reais and twenty three centavos (R$3,197,587.23), resulting in the total compensation of R$0.75967 per preferred share, as shown below:

Calculation of the dividends of Preferred Shares

I – 6% of the Capital Stock – Article 11, I, of the Bylaws

Description	Amount – R$

- Capital Stock	84,850,577.76
- Participation of preferred shares	62.8082%

- Capital Stock of preferred shares	53,293,120.58

- Minimum dividends having priority % - (art. 11, I, Bylaws)	6%

- Minimum dividends having priority ascertained	3,197,587.23

II – 3% of the Shareholders’ Equity – Article 11, II, of the Bylaws

Description	Amount – R$

- Total Shareholders’ Equity	91,325,934.85
- Participation of preferred shares	62.8082%

- Shareholders’ Equity of preferred shares	57,360,175.81

- Minimum dividends having priority % - (art. 11, II, Bylaws)	3%

- Minimum dividends having priority ascertained	1,720,805.27

1
Management Proposal for the allocation of the result for the year 2007

III – Minimum mandatory dividend – Article 202 Law 6,404/76 – Article 41 of the Bylaws

Description	Amount – R$

- Net Income for the Year	3,194,424.07
- Legal Reserve	(159,721.20)
- Realization of the Reserve of Unrealized Profits	5,926,417.58

- Calculation basis of the dividends	8,961,120.45

- Minimum mandatory dividends %	25%

- Minimum mandatory dividends ascertained	2.240.280,11

- Supplementary Dividends	957.307,12

- Proposed Dividends	3.197.587,23

IV – Proposed Dividends

Description	Amount – R$

- Proposed Dividends	3,197,587.23

- Preferred Shares – Minimum dividend 6% Capital Stock	3,197,587.23
- Preferred Shares – Supplementary dividend	-

- Preferred Shares – Total(R$0.75967 per share)	3,197,587.23

3. Transfer to Retained Earnings:

The Company’s Management proposes that the remaining balance of the net income for the year 2007, in the amount of three million, one hundred eighteen thousand, two hundred forty nine reais and sixty six centavos (R$3,118,249.66), is used for the constitution of the unrealized profit reserve pursuant to section I of article 197 of Law 6,404/76.

Thus, the activity of the Net Income for the Year and Retained Earnings or Accumulated Deficit is represented as follows:

  Movement of the Net Income for the Year:

Description	Amount – R$

- Net Income for the Year	3,194,424.07
- Realization of Profit Reserve	5,926,417.58
- Appropriation to the Legal Reserve	( 159,721.20
- Proposed Dividends	(3,197,587.23)
- Accumulated Deficit Offset	(2,645,283.56)
- Constitution of Unrealized Profits Reserves	(3,118,249.66)

- Final Balance of the Net Income for the Year	-

2
Management Proposal for the allocation of the result for the year 2007

  Activity of Retained Earnings or Accumulated Deficit:

Description	Amount – R$

- Accumulated Deficit on 12/31/2006	(2,780,545.85)
- Expired Dividends	135,262.29

- Accumulated Deficit after expired dividends	(2,645,283.56)

- Offset with the Net Income for the Year	2,645,283.56

- Retained Earnings on 12/31/2007	-

Belo Horizonte, February 25, 2008.

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

3
Management Proposal for the allocation of the result for the year 2007

     TELE NORTE CELULAR PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER’S ID (CNPJ) 02.558.154 -0001/29
CORPORATE REGISTRY ID (NIRE) 3130002551-9
(PUBLICLY-HELD COMPANY)

MANAGEMENT GLOBAL COMPENSATION

APPROVED IN 2007	2008
R$1,000,000.00	R$1,000,000.00

NOTE: THE AMOUNTS ABOVE INCLUDE FIXED COMPENSATION, VARIABLE COMPENSATION (MAXIMUM), PRIVATE PENSION, HEALTH PLAN, LIFE INSURANCE AND SAFETY MARGIN.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.